FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number  001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

Attached is an English translation of the letter dated August 13th, 2013 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that we have formalized the acquisition from the Ferrostaal Group of a 100% stake in DSD Construcciones y Montajes S.A. (“DSD”) a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining assembly sectors.

Lima, August 13, 2013

Sirs
Superintendencia del Mercado de Valores
Present.-

Ref.  Relevant Fact (Company Acquisition)
Dear Sirs:

As part of the internationalization strategy of the Graña y Montero’s Group (“Company”), today, August 13, 2013, we have subscribed the purchase agreement by which the Company acquired from the Ferrostaal Group, a 100% stake in DSD Construcciones y Montajes S.A. (“DSD”) a Chilean engineering and construction company specialized in providing services to the energy, oil and gas, cellulose and mining assembly sectors.

The above mentioned acquisition was formalized through our subsidiary Vial y Vives with a US$ 41 million investment.

This is Graña y Montero’s third investment in Chile and it confirms our objective to grow in that country and in a regional level. In 2012 we acquired a 74.0% stake in Chilean construction company Vial y Vives and in 2011 the Company acquired from the Endesa Group a 75.0% interest in Compañia Americana de Multiservicios Limitada (CAM) a services company from the electricity sector with operations in Chile, Colombia and Peru.

Sincerely,

/s/Mario Alvarado Pflucker
Chief Executive Officer
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By:	/s/ DENNIS GRAY FEBRES

Name:	Dennis Gray Febres

Title:	Stock Market Representative